UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:    December 31, 2026
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  2.0
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-21829	                                  May 29, 2026

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE     X       DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

BBH Trust
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4. Address of principal executive office (number, street, city, state, zip code):

140 Broadway, New York, NY 10005
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INDEPENDENT ACCOUNTANT S REPORT

To the Board of Trustees of BBH Trust:

We have examined management of BBH Trust's assertion, included in the accompanying Management's Assertion Regarding BBH Trust's Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that BBH Trust (the "Trust"), comprised of the funds listed in Appendix A (the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "specified requirements") as of May 29, 2026. The Trust's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Trust's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of May 29, 2026, and with respect to agreement of security purchases and sales, for the period from October 31, 2025 (the date of our last examination) through May 29, 2026:
* Count and inspection of all securities located in the vault of Brown Brothers Harriman & Co. (the Custodian ) in New York, NY.
* Confirmation of all securities held by institutions (i.e., Depository Trust Company, Bank of New York Mellon, Euroclear, various sub-custodians) in book-entry form.
* Confirmation of all securities out for transfer with brokers.
* Reconciliation of all such securities to the books and records of the Funds and the Custodian.
* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records.
* Agreement of 21 security purchases and 20 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that BBH Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 29, 2026, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BBH Trust and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
July 30, 2026

Appendix A

BBH Select Large Cap ETF
BBH Select Mid Cap ETF
BBH Partner Fund   International Equity
BBH Limited Duration Fund
BBH Income Fund
BBH Intermediate Municipal Bond Fund
BBH U.S. Government Money Market Fund

Deloitte & Touche LLP
115 Federal Street
Boston, MA 02110

Management's Assertion Regarding BBH Trust s Compliance with Rule 17f-2 Under the Investment Company Act of 1940

We, as members of management of BBH Trust (the "Trust"), comprised of BBH Select Large Cap ETF, BBH Select Mid Cap ETF,
BBH Partner Fund - International Equity, BBH Limited
Duration Fund, BBH Income Fund, BBH Intermediate Municipal Bond
Fund, and BBH U.S. Government Money Market Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 29, 2026, and from October 31, 2025 through May 29, 2026.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 29, 2026, and from October 31, 2025 through May 29, 2026, with respect to securities reflected in the investment accounts of the Funds.


ON BEHALF OF:
BBH Trust



/s/ Declan Coyne
Declan Coyne
Treasurer and Principal Financial Officer
BBH Trust


/s/ Dan Greifenkamp
Dan Greifenkamp
President and Principal Executive Officer
BBH Trust

July 30, 2026


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT




























SEC 2198 (04-09)

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. B 3507. Responses to this collection of information will not be kept confidential.